January 10, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

Via Facsimile and Edgar Transmission

Jill S. Davis, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.W., Stop 7010
Washington, D.C. 20549

Re:	Inhibiton Therapeutics, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed February 24, 2005
Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and July 31, 2005 Filed May 16, 2005 and September 21, 2005 File No. 333-57946

Dear Ms. Davis:

As counsel for the Company and on its behalf, this letter will respond to your comment letter dated December 27, 2005 with respect to the above-referenced matters (the “Comment Letter”). The following responses are numbered to correspond to the Comment Letter.

The Company is hopeful that amendments to the aforementioned filings are not warranted in response to the Comment Letter. Instead, we have attached proposed revisions, as applicable, in response to your comments and propose that these revisions be incorporated by the Company in its future filings, as applicable. On behalf of the Company, we respectfully request that the staff indicate that such revisions and our responses below satisfy the concerns expressed in the Comment Letter, and whether our proposed procedure is also satisfactory.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm, page 16

1.
We were not able to locate Richard Hawkins as registered with the PCAOB. Additionally we note your auditor’s report does not include signature or the city or state of your auditor as required by Rule 2-02 of Regulation S-X. Finally your auditor’s report is dated January 25, 2004 although the period covered is as of December 31, 2004. Please amend your filing to provide and audit report that has been conducted by an independent accountant registered with the PCAOB and that meets all the requirements of Rule 2-02 of regulation S-X.

Jill S. Davis, Branch Chief
January 10, 2006

Response: Attached hereto as Attachment A is the corrected auditor’s report of Hawkins Accounting incorporating the proper date of the report, January 26, 2005, and the signature and city and state of the auditor in compliance with the terms of Rule 2-02 of Regulation S-X. Hawkins Accounting, located in Los Angeles, California, is registered with the PCAOB. As we do not believe amended filings of the Company are required, we propose that, to correct the inadvertent error, we will incorporate the corrected information into any future filings of the Company where it is required.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

2.
We note your disclosure in your 8-K filed August 4, 2005, regarding your convertible promissory notes that do not appear to be conventional convertible. Refer to paragraph 4 of EITF 00-19 and to EITF 05-02. Please address the following:

•
Explain in detail how you considered the provisions of SFAS 133 and 00-19 in accounting for the embedded conversion option associated with your debt instruments. In this regard, it may not be appropriate to apply EITF 00-27 and 98-5 if your conversion option meets the definition of a derivative.

•	Specifically address whether shares issued upon conversion of your debt are subject registration rights.

•
In the event you determine that SFAS 133 and 00-19 would apply, please provide us with your analysis of the accounting impact on your financial statements from bifurcating the value of your embedded conversion option.

•	Please provide us with copies for your convertible debt agreements and any related agreements.

Response: We address each of your comments in provisions (a) through (d) below:

(a)
Upon review of paragraphs 11 and 12 of SFAS 133, it initially appeared that the Registrant’s embedded conversion option may qualify as a derivative under the guidance of SFAS 133. However, paragraph 4 of EITF 00-19 provides an exception to the recognition and measurement of derivatives under SFAS 133 for embedded derivatives that are (1) indexed to the reporting entity’s own stock, and (2) would be classified in stockholders’ equity if it were a freestanding derivative. The Registrant believes that the common stock conversion feature included in its convertible promissory notes meets both of these requirements.

EITF 05-02 is to be applied to new instruments entered into and instruments modified in periods beginning after June 29, 2005. The Registrant’s instruments were entered into prior to January 31, 2005.

Jill S. Davis, Branch Chief
January 10, 2006

(b)
The shares that are issuable upon conversion of the debt instruments are not subject to registration rights. As noted below, a copy of the Convertible Promissory Notes referenced are attached as Attachment B.

(c)
As discussed in Part (a) above, the Registrant does not believe that SFAS 133 applies to the common stock conversion feature included in its convertible promissory notes based upon the exception stated in paragraph 4 of EITF 00-19.

(d)
Attached as Attachment B are copies of the Convertible Promissory Notes (the “Notes”) referenced in the Comment Letter. Please note that the Notes were originally issued by Inhibitex Therapeutics, Inc. prior to the effectiveness of its share exchange with Organic Soils.com, Inc. on May 19, 2005. Subsequent to such date, the Notes are convertible into shares of the Company’s Common Stock at a price per share equal to 75% of the average closing price of the Company’s Common Stock for the first 30 days immediately following the effectiveness of the share exchange.

Item 3. Controls and Procedures, page F-9

3.
You state that there were no “significant changes” in your “internal controls” and no factors that could “significant affect” these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Please revise your disclosure accordingly.

Response: Attached as Attachment C is proposed revised language reflecting your comments. Pursuant to the requirements of Item 308(C) of Regulation S-B, the Company proposes to amend its disclosure to provide that “[t]here have been no changes in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting subsequent to the date of their evaluation.” The Company is hopeful that this proposed revision does not warrant the filing of an amendment to its Form 10-QSB for the respective period, and therefore proposes to correct the inadvertent error in any future filings by including the proper disclosure.

Closing Comments

In your Closing Comments, you request a statement form the Company acknowledging that: “[1] the company is responsible for the adequacy and accuracy of the disclosure in the filing; [2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and [3] the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Jill S. Davis, Branch Chief
January 10, 2006

Response: Please note that the Company will provide an acknowledgement addressing each of these statements and provide it to Division, at your attention, under separate cover.

* * * *

Please do not hesitate to contact me at (612) 672-8311 or William Mower at (612) 672-8358, with any questions concerning the responses included in this letter.

Very truly yours,

/s/ Ranga Nutakki

Ranga Nutakki

RSN:ck

cc: Jonathan Duersch

Enclosures

APPENDIX A

Report of Independent Registered Public Accounting Firm

HAWKINS ACCOUNTING
Certified Public Accountant
Audit . tax . consulting

To the Board of Directors and Shareholders
Organic Soils.com, Inc.
Anchorage, Alaska

Report of Independent Registered Public Accounting Firm

I have audited the balance sheet of Organic Soils.com, Inc. as of December 31, 2004 and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Organic Soils.com as of December 31, 2004, the results of operations and it’s cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 4 the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficiency of $43,330 and shareholders’ deficiency of $43,330 at December 31, 2004, and a net loss from operation of $15,671 and a negative cash flow from operations of $13,639 for 2004, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Richard Hawkins

January 26, 2005

Los Angeles, California

3535 S. Bentley Ave. Suite 302 Los Angeles, CA 90064
408.460.4173 FAX 310.477.6040 RRH2CPA@CS.COM

APPENDIX B

Convertible Promissory Notes

CONVERTIBLE PROMISSORY NOTE

$10,000	Date: October 13, 2004

For value received, the undersigned, Inhibetex Therapeutics, Inc. ("Inhibetex" or the "Borrower"), at 7315 East Peakview Avenue, Englewood, Colorado 80111, promises to pay to the order of David H. Potter, IRA (the "Lender"), at c/o Perkins Capital Management, Inc. 730 East Lake Street, Wayzata, MN 55391 (or at such other place as the Lender may designate in writing) the sum of $10,000 with interest from the date hereof, on the unpaid principal at the rate of 8% per annum.

The principal and accrued interest shall be payable thirteen months from the date hereof, (the "Due Date"), at which time all unpaid principal and interest shall be due in full.

At the option of the Lender, the principal and accrued interest may be converted, in whole or in part, into $0.01 par value common stock of Inhibetex at 75% of the average closing price of the common stock for the first 30 days immediately following the date Inhibetex begins trading as a public company (the "Conversion Price").

For each $50,000.00 in principal received from Lender, Lender will receive 2,000 shares of Inhibetex common stock, which is equal to 2% of Inhibetex's common stock outstanding. The Company guarantees the minimum market value for such stock will be $250,000 upon commencement of public trading for the common stock, or additional shares of common stock will be issued.

If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.

The Borrower reserves the right to prepay this Note, in whole or in part, prior to the Due Date with no prepayment penalty.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due Date;

2) the filing of bankruptcy proceedings involving the Borrower as a debtor;

3) the application for the appointment of a receiver for the Borrower;

4) the making of a general assignment for the benefit of the Borrower's creditors;

5) the insolvency of the Borrower;

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This Note shall be construed in accordance with the laws of the State of Colorado.

As of the date first above written.

Borrower:

INHIBETEX THERAPEUTICS, INC.

By: /s/ Thomas B. Olson
    Thomas B. Olson, Secretary

CONVERTIBLE PROMISSORY NOTE

$100,000	Date: October 13, 2004

For value received, the undersigned, Inhibetex Therapeutics, Inc. ("Inhibetex" or the "Borrower"), at 7315 East Peakview Avenue, Englewood, Colorado 80111, promises to pay to the order of Pyramid Partners, L.P. (the "Lender"), at c/o Perkins Capital Management, Inc. 730 East Lake Street, Wayzata, MN 55391 (or at such other place as the Lender may designate in writing) the sum of $100,000 with interest from the date hereof, on the unpaid principal at the rate of 8% per annum.

The principal and accrued interest shall be payable thirteen months from the date hereof, (the "Due Date"), at which time all unpaid principal and interest shall be due in full.

At the option of the Lender, the principal and accrued interest may be converted, in whole or in part, into $0.01 par value common stock of Inhibetex at 75% of the average closing price of the common stock for the first 30 days immediately following the date Inhibetex begins trading as a public company (the "Conversion Price").

For each $50,000.00 in principal received from Lender, Lender will receive 2,000 shares of Inhibetex common stock, which is equal to 2% of Inhibetex's common stock outstanding. The Company guarantees the minimum market value for such stock will be $250,000 upon commencement of public trading for the common stock, or additional shares of common stock will be issued.

If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.

The Borrower reserves the right to prepay this Note, in whole or in part, prior to the Due Date with no prepayment penalty.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due Date;

2) the filing of bankruptcy proceedings involving the Borrower as a debtor;

3) the application for the appointment of a receiver for the Borrower;

4) the making of a general assignment for the benefit of the Borrower's creditors;

5) the insolvency of the Borrower;

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This Note shall be construed in accordance with the laws of the State of Colorado.

As of the date first above written.

Borrower:

INHIBETEX THERAPEUTICS, INC.

By: /s/ Thomas B. Olson
    Thomas B. Olson, Secretary

CONVERTIBLE PROMISSORY NOTE

$15,000	Date: October 13, 2004

For value received, the undersigned, Inhibetex Therapeutics, Inc. ("Inhibetex" or the "Borrower"), at 7315 East Peakview Avenue, Englewood, Colorado 80111, promises to pay to the order of Daniel S. and Patrice M. Perkins (the "Lender"), at c/o Perkins Capital Management, Inc. 730 East Lake Street, Wayzata, MN 55391 (or at such other place as the Lender may designate in writing) the sum of $15,000 with interest from the date hereof, on the unpaid principal at the rate of 8% per annum.

The principal and accrued interest shall be payable thirteen months from the date hereof, (the "Due Date"), at which time all unpaid principal and interest shall be due in full.

At the option of the Lender, the principal and accrued interest may be converted, in whole or in part, into $0.01 par value common stock of Inhibetex at 75% of the average closing price of the common stock for the first 30 days immediately following the date Inhibetex begins trading as a public company (the "Conversion Price").

For each $50,000.00 in principal received from Lender, Lender will receive 2,000 shares of Inhibetex common stock, which is equal to 2% of Inhibetex's common stock outstanding. The Company guarantees the minimum market value for such stock will be $250,000 upon commencement of public trading for the common stock, or additional shares of common stock will be issued.

If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.

The Borrower reserves the right to prepay this Note, in whole or in part, prior to the Due Date with no prepayment penalty.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due Date;

2) the filing of bankruptcy proceedings involving the Borrower as a debtor;

3) the application for the appointment of a receiver for the Borrower;

4) the malting of a general assignment for the benefit of the Borrower's creditors;

5) the insolvency of the Borrower;

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This Note shall be construed in accordance with the laws of the State of Colorado. As of the date first above written.

Borrower:

INHIBETEX THERAPEUTICS, INC.

By: /s/ Thomas B. Olson
    Thomas B. Olson, Secretary

CONVERTIBLE PROMISSORY NOTE

$100,000	Date: September 28, 2004

For value received, the undersigned, Inhibetex Therapeutics, Inc. ("Inhibetex" or the "Borrower"), at 7315 East Peakview Avenue, Englewood, Colorado 80111, promises to pay to the order of Richard C. Lockwood (the "Lender"), at 336 124th Lane NW, Coon Rapids, MN 55448 for at such other place as the Lender may designate in writing) the sum of $100,000 with interest from the date hereof, on the unpaid principal at the rate of 8% per annum.

The principal and accrued interest shall be payable thirteen months from the date hereof, (the "Due Date"), at which time all unpaid principal and interest shall be due in full.

At the option of the Lender, the principal and accrued interest may be converted, in whole or in part, into $0.01 par value common stock of Inhibetex at 75% of the average closing price of the common stock for the first 30 days immediately following the date Inhibetex begins trading as a public company (the "Conversion Price").

For each $50,000.00 in principal received from Lender, Lender will receive 2,000 shares of Inhibetex common stock, which is equal to 2% of Inhibetex's common stock outstanding. The Company guarantees the minimum market value for such stock will be $250,000 upon commencement of public trading for the common stock, or additional shares of common stock will be issued.

If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.

The Borrower reserves the right to prepay this Note, in whole or in part, prior to the Due Date with no prepayment penalty.

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the failure of the Borrower to pay the principal and any accrued interest in full on or before the Due Date;

2) the filing of bankruptcy proceedings involving the Borrower as a debtor;

3) the application for the appointment of a receiver for the Borrower;

4) the making of a general assignment for the benefit of the Borrower's creditors;

5) the insolvency of the Borrower;

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and nonpayment of this Note.

No renewal or extension of this Note, delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note shall affect the liability or the obligations of the Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

This Note shall be construed in accordance with the laws of the State of Colorado.

As of the date first above written.

Borrower:

INHIBETEX THERAPEUTICS, INC.

By: /s/ Thomas B. Olson
    Thomas B. Olson, Secretary

APPENDIX 3

Disclosure of Changes in Controls and Procedures

Item 3. Controls and Procedures, page F-9 of Form 10-QSB for the quarter ended October 31, 2005

A review and evaluation was performed by the Company’s management, including the Company’s Chief Executive Officer (the “CEO”) who is also Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on that review and evaluation, the CEO/CFO has concluded that the Company’s current disclosure controls and procedures, as designed and implemented, were effective. There have been no ~~significant~~ changes in the Company’s internal controls over financial reporting ~~or in other factors that could significantly affect~~ that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting subsequent to the date of their evaluation. There were no significant material weaknesses identified in the course of such review and evaluation and, therefore, the Company took no corrective measures.

January 10, 2006

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Attention: Ms. Jill S. Davis

Re:	Inhibiton Therapeutics, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed February 24, 2005
Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and July 31, 2005 Filed May 16, 2005 and September 21, 2005 File No. 333-57946

Dear Ms. Davis:

In response to your closing comments in your comment letter dated December 27, 2005 with respect to the above-referenced matters (the “Comment Letter”), the undersigned, on behalf of the Company, hereby acknowledges and represents the following:

1. The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INHIBITON THERAPEUTICS, INC.

By: /s/ Henry Fong
Henry Fong,
President, Chief Executive Officer and
Chief Financial Officer